Exhibit (a)(7)


                 [American National Bankshares Inc. Letterhead]



Charles H. Majors
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                 April 9, 1997


TO OUR SHAREHOLDERS:

         American National Bankshares Inc., (the "Company") is offering to purchase 250,000 shares (or such lesser number as are properly tendered), or approximately 7.62% of the currently outstanding shares, of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $27.00 nor less than $25.00 per Share. The Company is conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This allows you to select the price within the specified price range at which you are willing to sell all or some of your Shares to the Company.

         On April 7, 1997, the last trading day prior to the announcement of the offer, the bid price was $23.50 per share and the ask price was $24.75 per share for the Company's common stock on the OTC Bulletin Board. The last reported sales price on April 7, 1997 was $23.625. Any shareholder whose Shares are purchased in the offer will receive the total purchase price in cash and will not incur the usual transaction costs associated with open-market sales.

         The Company will pay the same per Share price (the "Purchase Price") for all Shares it purchases in the offer. If the number of Shares properly tendered is equal to or less than the number of Shares the Company seeks to purchase through the offer, the Purchase Price will be the highest price of those specified by tendering shareholders.

         If tendering shareholders properly tender more than the number of Shares the Company seeks to purchase through the offer, the Company will take into account the number of Shares so tendered and certain other factors described in the Offer to Purchase and select the Purchase Price that will allow the Company to buy the number of Shares that it seeks to purchase through the offer. In such circumstances, the Company would not purchase the Shares of any tendering shareholder who specified a price per Share above the Purchase Price.

         All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase) will be purchased at the Purchase Price, net to the seller in cash, subject to the terms and conditions described in the Offer to Purchase and the related Letter of Transmittal. Those terms and conditions include, among other things, provisions relating to possible proration and conditional tenders. All stock certificates representing Shares that are tendered and not purchased will be returned promptly to the shareholder.

         The offer is explained in detail in the Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. If you want to tender all or some of your Shares, the process of how to tender Shares is also explained in detail in the accompanying materials.

         Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender all or any Shares.

                                          Sincerely,



                                          Charles H. Majors
                                          President and Chief Executive Officer